October 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Joseph Klinko, Mark Wojciechowski,

Sandra Wall and Brad Skinner

Re:	Texas Pacific Land Corporation Form 10-K for the Fiscal Year ended December 31, 2024 Filed February 19, 2025 File No. 001-39804

Ladies and Gentlemen:

Texas Pacific Land Corporation (the “Company”) acknowledges receipt of the comment letter, dated September 19, 2025 (the “Letter”), from the staff of the Division of Corporation Finance and Office of Energy & Transportation (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2024 filed with the Commission on February 19, 2025.

Further to the Company’s conversations with the Staff following the Company’s receipt of the Letter, the Company respectfully informs the Staff that it will provide its responses to each of the comments set forth in the Letter via EDGAR as soon as possible, and in any event no later than October 10, 2025.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (214) 969-5530 or the Company’s counsel, Rachel O’Donnell of Haynes and Boone, LLP, at (214) 651-5204 or Rachel.ODonnell@haynesboone.com. Thank you very much.

Very truly yours,

/s/ Tyler Glover
Tyler Glover
President, Chief Executive Officer and Director

cc:	Chris Steddum, Chief Financial Officer Micheal W. Dobbs, Senior Vice President, Secretary and General Counsel Deloitte & Touche LLP Haynes and Boone, LLP